UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                      to

Commission File Number 1-10928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERTAPE POLYMER CORP. USA EMPLOYEES’

STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

(f/k/a Intertape Polymer Group Inc. USA Employees’

Stock Ownership and Retirement Savings Plan)

3647 Cortez Road West

Bradenton, Florida 34210

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200

Ville St. Laurent, Quebec, Canada H4M 2X5

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees

Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Tampa, Florida

June 20, 2013

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011

ASSETS
Investments, at fair value (See notes 4, 5, 6):
Mutual funds	$42,365,166	$37,300,510
Bond funds	2,553,966	2,439,259
Collective trust fund	14,467,216	14,462,891
Common trust fund - Intertape Polymer Group	6,409,988	2,936,320

Total investments at fair value	65,796,336	57,138,980

Receivables:
Notes receivable from participants	3,075,704	2,938,441
Employer contributions receivable	2,838,766	1,503,865

Total receivables	5,914,470	4,442,306

Total assets	71,710,806	61,581,286

LIABILITIES
Excess contributions payable to participants	(133,590)	—

Total liabilities	(133,590)	—

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(408,176)	(366,917)

Net assets available for benefits	$71,169,040	$61,214,369

The accompanying notes are an integral part of these financial statements.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2012	2011

ADDITIONS
Contributions from:
Employer (See note 3)	$2,705,176	$1,503,865
Participants	3,889,084	3,390,755

Total contributions	6,594,260	4,894,620

Investment and other income:
Dividends	1,222,742	1,403,132
Net appreciation in fair value of investments (See note 4)	8,554,095	904,221
Interest on notes receivable from participants	154,492	126,785

Total investment and other income	9,931,329	2,434,138

Total additions	16,525,589	7,328,758

DEDUCTIONS
Benefits paid to participants	(6,548,177)	(3,460,689)
Fees and commission expenses	(22,741)	(36,174)

Total deductions	(6,570,918)	(3,496,863)

Net increase in net assets available for benefits	9,954,671	3,831,895
Net assets available for benefits at beginning of year	61,214,369	57,382,474

Net assets available for benefits at end of year	$71,169,040	$61,214,369

The accompanying notes are an integral part of these financial statements.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1 – Description of the Plan

The following description of the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the amended Plan document for a more complete description of the Plan’s provisions.

General

Intertape Polymer Group Inc. and its participating subsidiaries (the “Company”) established the Intertape Polymer Group Inc. Employees’ Stock Ownership and Retirement Savings Plan effective November 29, 1994. As of January 1, 2001, the Plan was amended and operates as an employee stock ownership plan (“ESOP”), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (“IRC”) of 1986, as amended, and is subject to the applicable provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”). As of January 1, 2008, the Plan’s name was changed to Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan. All other aspects of the Plan remained unchanged.

Eligibility

To be eligible to enter the Plan, participants must complete 90 consecutive days of service with the Company and have attained the age of 18.

Contributions

Participants may contribute up to 25 percent of their pretax annual compensation, subject to Internal Revenue Service (“IRS”) limitations based upon the participant’s compensation level. The Company may elect to match a portion of elective contributions if a participant is credited with at least 180 service days during the Plan year and the participant is employed on the last day of the year. Matching contributions are generally based upon management’s discretion, but cannot exceed 6% of compensation. In addition, the Board of Directors, at its discretion, may make an ESOP contribution.

Participant Accounts and Voting Rights

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of the Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan. Each participant is entitled to the vested portion of their account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

1 – Description of the Plan (continued)

Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 20 percent vested after each year and 100 percent vested after the earlier of five years of service, upon reaching normal retirement age, death, or becoming totally and permanently disabled.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of the participant’s account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate of one point above the prime borrowing rate, defined in the Plan document as the prime rate of interest as published in the Wall Street Journal on the date of the loan commitment. Principal and interest repayments are made ratably through payroll deductions over a period not to exceed five years, unless the loans were used to purchase a primary residence in which case the loan terms may exceed five years, up to a maximum loan term of 15 years. Interest rates for loans outstanding at December 31, 2012 range from 4.25% to 9.25%. The Plan Administrator will suspend loan repayments for a military service leave of absence. During 2010, the Plan was amended to allow for participants to have up to two loans outstanding at any one time.

Payment of Benefits

Upon separation of service due to death, disability, or retirement, a participant is entitled to receive their benefits as a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or any portion thereof. Certain in-service withdrawals are allowed by the Plan, in accordance with IRS limitations, for participants meeting minimum age requirements. Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

2 – Summary of Significant Accounting Policies

New Accounting Pronouncements

In January 2012, new Financial Accounting Standards Board (“FASB”) accounting guidance on fair value measurement and disclosure requirements became effective. The guidance generally clarifies the application of existing requirements on topics including the concepts of highest and best use valuation premise, and disclosing quantitative information about the unobservable inputs used in the measurement of instruments categorized within Level 3 of the fair value hierarchy. Additionally, the guidance includes changes on topics such as measuring the fair value of financial instruments that are managed within a portfolio and additional disclosure for fair value measurements categorized within Level 3 of the fair value hierarchy. The adoption of this accounting guidance did not have a significant effect on the financial statements.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined in the amended Plan document, represents a forfeiture. Forfeitures are used to offset employer contributions.

Unallocated Accounts

Prior to 2009, the Company made contributions to the Plan that have not been allocated to participants and have been recorded in unallocated accounts. Funds available in these unallocated accounts are used to offset employer contributions. See Note 3 for disclosures regarding employer contributions, and forfeited and unallocated accounts.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

2 – Summary of Significant Accounting Policies (continued)

Administrative Expenses

Plan administrative expenses are paid by the Company. Participant-related fees and expenses are paid by the Plan through charges to participant accounts.

Valuation of Investments, Notes Receivable from Participants and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade confirmation-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. See Note 6 for disclosures regarding fair value measurements.

The Plan’s investment in the collective trust fund is carried at fair value. However, the Wells Fargo Stable Asset Fund invests in fully benefit-responsive investment contracts which it has adjusted to contract value in its statement of assets and liabilities. Contract value is the relevant measurement attribute for the collective trust fund because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, an adjustment has been made on the Statements of Net Assets Available for Benefits to reflect the Plan’s investment in the collective trust at contract value. The Statements of Changes in Net Assets Available for Benefits are prepared and presented on a contract value basis. See Note 5 for disclosures regarding the collective trust fund.

Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are treated as distributions pursuant to the terms of the Plan document.

Excess Contributions Payable to Participants

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2012 excess contributions to the applicable participants prior to March 15, 2013.

Subsequent Events

No adjusting or significant non-adjusting events have occurred between the reporting date of these financial statements and June 20, 2013, the date the financial statements were issued.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

3 – Employer Contributions, and Forfeited and Unallocated Accounts

The following represents activity for forfeited and unallocated accounts for the 2012 and 2011 plan years:

	Forfeited	Unallocated
	Accounts	Accounts	Total

Balances at December 31, 2010	$28,452	$113,134	$141,586

Forfeitures	37,411	—	37,411
Dividends and gains	835	5,064	5,899
Fees and commission expenses	(41)	(118)	(159)

Balances at December 31, 2011	66,657	118,080	184,737

Forfeitures	46,098	—	46,098
Dividends and gains	557	23	580
Transferred to employer contribution	(66,657)	(110,260)	(176,917)

Balances at December 31, 2012	$46,655	$7,843	$54,498

For the 2012 plan year, the Company’s management approved a matching contribution at a rate of 75% of participants’ contributions up to 6% of eligible salaries. The Company’s Board of Directors also approved a profit-sharing contribution of 1.5% of employees’ eligible salaries. The total contribution of $2,881,450 was funded on March 13, 2013 by use of $42,684 of forfeiture accounts and cash contributions by the Company totaling $2,838,766 which is classified as employer contributions receivable in the accompanying statement of net assets available for benefits as of December 31, 2012.

For the 2011 plan year, the Company’s management approved a matching contribution at a rate of 45% of participants’ contributions up to 6% of eligible salaries. The Company’s Board of Directors also approved a profit-sharing contribution of 1% of participant’s eligible salaries. The total contribution of $1,680,782 was funded in February 2012 by use of $66,657 of forfeiture accounts, $110,260 of unallocated accounts, and cash contributions by the Company totaling $1,503,865 which is classified as employer contributions receivable in the accompanying statement of net assets available for benefits as of December 31, 2011.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

4 – Investments

The Plan’s investments are held by the trustee of the Plan and invested for the benefit of the Plan’s participants. Bank of America, N.A. (“Bank of America”) is the trustee of the Plan.

The following presents investments which are 5 percent or more of the Plan’s net assets available for benefits at fair value:

	December 31,
	2012		2011
Mutual funds:
Invesco Van Kampen Equity & Income Fund	$4,164,956		$4,359,675
Columbia Large Cap Index Fund	$6,975,556		$6,105,403
American Century LIVESTRONG 2025 Fund	$4,718,377		$3,220,631
Franklin Growth Fund	$5,273,051		$4,724,594
American Century Mid Cap Value Fund		*	$3,384,574

Collective trust fund:
Wells Fargo Stable Value Fund O	$14,467,216		$14,462,891

Common trust fund:
Intertape Polymer Group Inc.	$6,409,988			*

* - Fund balance did not represent 5 percent or more of the Plan’s net assets available for benefits.

The Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value as follows:

	Year Ended December 31,
	2012	2011

Mutual funds	$4,104,199	$(1,262,343)
Bond funds	33,714	22,511
Collective trust fund	217,242	110,225
Common trust fund - Intertape Polymer Group	4,198,940	2,033,828

Total net appreciation in fair value	$8,554,095	$904,221

At December 31, 2012 and 2011, the Plan held 769,107 shares (average cost per share of $1.8390; market value per share of $8.020) and 898,691 shares (average cost per share of $1.178; market value per share of $3.170), respectively, of Company common stock in the common trust fund, all of which was allocated to participant accounts. The common trust fund also had cash and cash equivalents at December 31, 2012 and 2011 of $262,152 and $86,261, respectively.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

5 – Collective Trust Fund

The Plan invests in the Wells Fargo Stable Value Fund O. Funds of this type primarily invest in a variety of investment contracts such as Guaranteed Investment Contracts (GICs) issued by financial institutions and other investment products (separate account contracts and synthetic GICs) with similar characteristics. The traditional GICs are backed by the general credit of the issuer. The fund deposits a lump sum with the issuers and receives a guaranteed interest rate for a specified time.

The guaranteed rates for the years ended December 31, 2012 and 2011 varied depending on the issuer and contract. Separate account GICs are similar in structure to traditional GICs, except that the underlying assets are held in a separate account for the benefit of the fund. A synthetic GIC is an investment contract issued by an insurance company or bank, backed by a portfolio of bonds that are owned by the fund. These assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by a third party custodian. The issuers of these investment contracts guarantee that all qualified participant withdrawals will occur at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

The crediting interest rate is based on the below formula, agreed upon with the issuers, which includes fees paid to contract issuers and investment managers:

CR = [(FV/CV)(1/D)*(1+Y)]-1

CR = crediting rate

FV = fair value of underlying portfolio

CV = contract value

D = weighted average duration of underlying portfolio

Y = annualized weighted average yield to maturity of underlying portfolio

The primary variables impacting the future crediting rates include the current yield and duration of assets underlying the contact, and the existing difference between the fair value and contract value of assets within the contract.

The crediting rate for adjustable rate GICs is reset on a quarterly basis and cannot be less than zero percent. The credit rate will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

5 – Collective Trust Fund (continued)

To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment form fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

The average yield earned at December 31:

	2012	2011

Based on actual earnings	0.94%	1.56%
Based on interest rates credited to participants	1.95%	2.33%

6 – Fair Value Measurements

The FASB Accounting Standards Codification (the “Codification”) provides a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under this guidance are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; or

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

6 – Fair Value Measurements (continued)

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds/Bond funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trust fund: Valued based on contractual terms of the underlying investment contracts.

Common trust fund: Valued at the fair value of the underlying assets of the fund, which includes cash and Company common stock valued at the closing price reported on the active market on which the Company’s common stock is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

6 – Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Invesco Van Kampen Equity & Income Fund (a)	$4,164,956	$—	$—	$4,164,956
American Funds EuroPacific Growth Fund (b)	1,341,142	—	—	1,341,142
Columbia Large Cap Index Fund (c)	6,975,556	—	—	6,975,556
American Funds Capital World Growth and Income Fund (d)	2,441,573	—	—	2,441,573
Janus Global Select Fund (e)	1,340,620	—	—	1,340,620
American Century LIVESTRONG Income Fund (f)	628,650	—	—	628,650
Columbia Small Cap Value I Fund (g)	664,819	—	—	664,819
American Century Equity Income Fund (h)	1,911,353	—	—	1,911,353
Baron Growth Fund (i)	1,685,681	—	—	1,685,681
American Century LIVESTRONG 2015 Fund (f)	2,527,674	—	—	2,527,674
American Century LIVESTRONG 2025 Fund (f)	4,718,377	—	—	4,718,377
American Century LIVESTRONG 2035 Fund (f)	2,299,446	—	—	2,299,446
American Century LIVESTRONG 2045 Fund (f)	1,486,820	—	—	1,486,820
ASTON/Fairpointe Mid Cap Fund (h)	1,432,214	—	—	1,432,214
Franklin Growth Fund (j)	5,273,051	—	—	5,273,051
American Century Mid Cap Value Fund (h)	3,473,234	—	—	3,473,234

Total mutual funds	42,365,166	—	—	42,365,166

Bond funds:
Federated Total Return Bond Fund (k)	2,111,589	—	—	2,111,589
BlackRock Inflation Protected Bond Fund (l)	442,377	—	—	442,377

Total bond funds	2,553,966	—	—	2,553,966

Collective trust fund:
Wells Fargo Stable Value Fund O (m)	—	14,467,216	—	14,467,216

Common trust fund:
Intertape Polymer Group Inc.	6,409,988	—	—	6,409,988

Total investments at fair value	$51,329,120	$14,467,216	$—	$65,796,336

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

6 – Fair Value Measurements (continued)

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Invesco Van Kampen Equity & Income Fund (a)	$4,359,675	$—	$—	$4,359,675
American Funds EuroPacific Growth Fund (b)	1,165,736	—	—	1,165,736
Columbia Large Cap Index Fund (c)	6,105,403	—	—	6,105,403
American Funds Capital World Growth and Income Fund (d)	2,145,107	—	—	2,145,107
Janus Global Select Fund (e)	1,372,727	—	—	1,372,727
American Century LIVESTRONG Income Fund (f)	582,266	—	—	582,266
Columbia Small Cap Value I Fund (g)	421,664	—	—	421,664
American Century Equity Income Fund (h)	1,996,899	—	—	1,996,899
Baron Growth Fund (i)	1,708,343	—	—	1,708,343
American Century LIVESTRONG 2015 Fund (f)	1,852,173	—	—	1,852,173
American Century LIVESTRONG 2025 Fund (f)	3,220,631	—	—	3,220,631
American Century LIVESTRONG 2035 Fund (f)	1,715,477	—	—	1,715,477
American Century LIVESTRONG 2045 Fund (f)	1,016,696	—	—	1,016,696
ASTON/Fairpointe Mid Cap Fund (h)	1,528,545	—	—	1,528,545
Franklin Growth Fund (j)	4,724,594	—	—	4,724,594
American Century Mid Cap Value Fund (h)	3,384,574	—	—	3,384,574

Total mutual funds	37,300,510	—	—	37,300,510

Bond funds:
Federated Total Return Bond Fund (k)	2,131,124	—	—	2,131,124
BlackRock Inflation Protected Bond Fund (l)	308,135	—	—	308,135

Total bond funds	2,439,259	—	—	2,439,259

Collective trust fund:
Wells Fargo Stable Value Fund O (m)	—	14,462,891	—	14,462,891

Common trust fund:
Intertape Polymer Group Inc.	2,936,320	—	—	2,936,320

Total investments at fair value	$42,676,089	$14,462,891	$—	$57,138,980

(a)	The fund invests in income-producing equity securities and investment-grade debt securities.
(b)	The fund invests primarily in common stocks, convertibles, American Depositary Receipts, European Depositary Receipts, bonds and cash.
(c)	The fund seeks total return before fees and expenses that corresponds to the total return of the S&P 500 Index.
(d)	The fund invests primarily in common stocks of well-established U.S. and foreign-based companies, many of which have the potential to pay dividends.
(e)	The fund may invest in various U.S. and foreign equity and debt securities.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

6 – Fair Value Measurements (continued)

(f)	The fund invests in other American Century mutual funds that represent a variety of asset classes and investment styles.
(g)	The fund invests primarily in equity securities of companies that have market capitalizations in the range of the companies in the Russell 2000 Value Index at the time of purchase.
(h)	The fund invests in equity securities of companies that are believed to be undervalued and have the potential for an increase in price.
(i)	The fund invests in small-sized U.S. companies with market capitalizations below $2.5 billion and may hold investments as they become larger.
(j)	The fund normally invests substantially in the equity securities of U.S.-based large and medium market capitalization companies.
(k)	The fund invests primarily in a diversified portfolio of investment-grade fixed-income securities.
(l)	The fund invests most of its assets in inflation indexed bonds of varying maturities issued by U.S. and non-U.S. governments, their agencies or instrumentalities, and U.S. and non-U.S. corporations.
(m)	See Note 5 for a description of the Collective Trust Fund’s investment strategy.

The funds have no redemption restrictions.

7 – Related Parties and Parties-In-Interest Transactions

As of December 31, 2012 and 2011 and for the years then ended, the Plan’s investments were managed by Bank of America, the Plan’s trustee. Certain Plan investments include or have included shares of mutual funds managed by Bank of America. For the periods described above, all transactions by the Plan with mutual funds managed by Bank of America are considered to be party-in-interest transactions.

Transactions by the Plan with the common trust fund and notes receivable from participants qualify as parties-in-interest transactions.

8 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2012 and 2011

9 – Tax Status

The IRS issued a favorable opinion letter dated October 19, 2012, in regards to the Plan. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, in all material respects. As such, no provision for income taxes has been included in the Plan’s financial statements.

10 – Risks and Uncertainties

The Plan invests in various securities including mutual funds, bond funds, a collective trust fund and a common trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

11 – Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$71,169,040	$61,214,369
Employer contributions receivable	(2,838,766)	(1,503,865)
Excess contributions payable to participants	133,590	—

Total net assets per Form 5500	$68,463,864	$59,710,504

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to Form 5500:

	Year Ended December 31,
	2012	2011
Net increase in net assets available for benefits per the financial statements	$9,954,671	$3,831,895
Change in employer contributions receivable	(1,334,901)	(1,503,865)
Excess contributions payable to participants	133,590	—

Net income per Form 5500	$8,753,360	$2,328,030

Supplemental Schedule

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2012

(a)		(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
		Invesco Van Kampen Equity & Income Fund	Mutual fund	$4,164,956
		American Funds EuroPacific Growth Fund	Mutual fund	1,341,142
		Columbia Large Cap Index Fund	Mutual fund	6,975,556
		American Funds Capital World Growth and Income Fund	Mutual fund	2,441,573
		Janus Global Select Fund	Mutual fund	1,340,620
		American Century LIVESTRONG Income Fund	Mutual fund	628,650
		Columbia Small Cap Value I Fund	Mutual fund	664,819
		American Century Equity Income Fund	Mutual fund	1,911,353
		Baron Growth Fund	Mutual fund	1,685,681
		American Century LIVESTRONG 2015 Fund	Mutual fund	2,527,674
		American Century LIVESTRONG 2025 Fund	Mutual fund	4,718,377
		American Century LIVESTRONG 2035 Fund	Mutual fund	2,299,446
		American Century LIVESTRONG 2045 Fund	Mutual fund	1,486,820
		ASTON/Fairpointe Mid Cap Fund	Mutual fund	1,432,214
		Franklin Growth Fund	Mutual fund	5,273,051
		American Century Mid Cap Value Fund	Mutual fund	3,473,234

				42,365,166

		Federated Total Return Bond Fund	Bond fund	2,111,589
		BlackRock Inflation Protected Bond Fund	Bond fund	442,377

				2,553,966

	*	Stable Asset Fund	Wells Fargo Stable Value Fund O	14,059,040	**

	*	Intertape Polymer Group Inc.	Intertape Polymer Group Inc. common stock	6,409,988

	*	Notes Receivable from Participants	Rates from 4.25% to 9.25%, with weekly and bi-weekly payments and maturities through 2026	3,075,704

				$68,463,864

* - Represents a party-in-interest.

** - Reported at contract value. Fair value is $14,467,216.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERTAPE POLYMER CORP. INC. USA EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

By:	Intertape Polymer Corp., Plan Administrator

By:	/s/ Charmaine V. Martin
Charmaine V. Martin, Vice President

Date: June 20, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1	Consent of Grant Thornton LLP – Independent Registered Public Accounting Firm